Filed by Bookham Technology plc
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: New Focus, Inc.
Commission File No.: 333-109904

This filing relates to a proposed merger between Bookham Technology plc ("Bookham") and New Focus, Inc. ("New Focus") pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003, by and among Bookham, Budapest Acquisition Corp. and New Focus.

On March 5, 2004, Bookham made the following announcement:

Bookham Technology plc
5 March 2004

Bookham Technology plc
UPDATE—Acquisition of New Focus, Inc.

Oxfordshire, UK: Bookham Technology plc (LSE:BHM; Nasdaq:BKHM) ("Bookham"), a leading provider of optical components, modules and subsystems for fibre optic communication networks, announces that, at the Extraordinary General Meeting of Bookham held earlier today, shareholders passed all resolutions necessary to approve the acquisition of New Focus, Inc. (the "Acquisition"), as detailed in the circular to shareholders dated 3 February 2004.

Subject to satisfaction or waiver of the remaining conditions of the Acquisition including the approval of New Focus' stockholders at a meeting to be held today in California at 10.00 a.m (local time), it is anticipated that completion of the Acquisition will take place on 8 March 2004.

Bookham has made application to the UK Listing Authority ("UKLA") and the London Stock Exchange ("LSE") for the admission of 78,666,002 ordinary shares of Bookham to the Official List and to trading on the LSE's market for listed securities. These applications have been made in respect of ordinary shares to be issued to New Focus stockholders in consideration for the Acquisition. Bookham has also made a block listing application to the UKLA and the LSE for the admission of 6,358,319 ordinary shares of Bookham to the Official List and to trading on the LSE's market for listed securities. These applications have been made in respect of ordinary shares to be issued pursuant to options issued by New Focus, Inc which are to be assumed by Bookham in the Acquisition. It is expected that admission to listing of all these ordinary shares will take place on 8 March 2004.

Contacts:
Sharon Ostaszewska
Director Communications
Bookham Technology:
Tel: +44 (0)1235 837000

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

        Bookham has filed with the SEC a Registration Statement on Form F-4 in connection with the transaction and Bookham and New Focus have filed with the SEC and mailed to the stockholders of New Focus, a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus contain important information about Bookham, New Focus, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully.

        Investors and security holders are able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Bookham and New Focus through the web site maintained by the SEC at http://www.sec.gov.

        In addition, investors and security holders are able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Bookham by contacting Investor Relations on +44 (0) 1235 837000 or from New Focus by contacting the Investor Relations Department at +1 408 919 2736.

        Bookham and New Focus, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Bookham's directors and executive officers is contained in Bookham's Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is filed with the SEC. As of September 1, 2003, Bookham's directors and executive officers beneficially owned approximately 33,806,421 shares (including shares underlying options exercisable within 60 days), or 15.92%, of Bookham's ordinary shares. Information regarding New Focus's directors and executive officers is contained in New Focus's Annual Report on Form 10-K for the year ended December 29, 2002 and its proxy statement dated April 15, 2003, which are filed with the SEC. As of April 15, 2003, New Focus's directors and executive officers beneficially owned approximately 3,317,696 shares (including shares underlying options exercisable within 60 days), or 5.2%, of New Focus's common stock. A more complete description is available in the Registration Statement and the Proxy Statement/Prospectus.

        Statements in this document regarding the proposed transaction between Bookham and New Focus, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Bookham or New Focus managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Bookham to successfully integrate New Focus's operations and employees, the ability to realize anticipated synergies and cost savings; recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in New Focus's commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and the other factors described in Bookham's annual report on Form 20-F for the year ended December 31, 2002, as amended, and New Focus's annual report on Form 10-K for the year ended December 29, 2002 and New Focus's most recent quarterly report filed with the SEC. Bookham and New Focus disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.